Exhibit 99.1

To the Shareholders of RELIEF THERAPEUTICS Holding SA:

Invitation to the Annual Shareholders' Meeting
of RELIEF THERAPEUTICS Holding SA

Thursday, 27 June 2024, 11:00 a.m. CEST (door opening: 10:30 a.m. CEST)
at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland

The Annual General Meeting of Shareholders of RELIEF THERAPEUTICS Holding SA (the "Company") will be held in accordance with article 9 and subsequent articles of the Articles of Association on Thursday, 27 June 2024, at 11:00 a.m. CEST at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland.

Agenda Items and Proposals of the Board of Directors

1.	Approval of the Annual Report 2023, Statutory Financial Statements and Consolidated Financial Statements for the Financial Year 2023

The Board of Directors proposes the approval of the annual report 2023, the statutory financial statements and the consolidated financial statements for the financial year 2023.

Explanation: Pursuant to article 698 para. 2 al. 3 and 4 of the Swiss Code of Obligations ("CO"), the General Meeting is responsible for approving the annual report, the statutory financial statements and the consolidated financial statements.

2.	Appropriation of Results

The Board of Directors proposes to carry forward the loss for the financial year 2023 of CHF 39'943'547.

Explanation: Pursuant to article 698 para. 2 al. 4 CO, the General Meeting is responsible for the appropriation of results.

3.	Discharge of the Board of Directors and the Executive Committee

The Board of Directors proposes that the General Meeting grants discharge to all current and former members of the Board of Directors and of the Executive Committee for the financial year 2023.

Explanation: Pursuant to article 698 para. 2 al. 7 CO, the General Meeting is responsible for the discharge resolution. The resolution for discharge presented to this General Meeting for the financial year 2023 serves as a supplementary action. It follows the initial discharge granted by the Extraordinary General Meeting held on 26 April 2024, which occurred prior to the publication of the Company’s 2023 annual report.

4.	Votes on the compensation of the members of the Board of Directors and of the Executive Committee

The Board of Directors proposes a separate vote on the compensation of the Board of Directors and of the Executive Committee. The 2023 compensation report is included in the 2023 annual report, which can be accessed on the Company's website at www.relieftherapeutics.com.

4.1.	Binding vote on the total compensation of the members of the Board of Directors for the period from the Annual General Meeting 2024 until the Annual General Meeting 2025

The Board of Directors proposes the approval of a maximum amount of CHF 1'000'000 (both fixed and variable compensation, including stock options and other benefits, but excluding employer social security contributions) for the members of the Board of Directors for the period from the Annual General Meeting 2024 until the Annual General Meeting 2025.

Explanation: Pursuant to article 698 para. 3 al. 4 CO, the General Meeting is responsible for approving the maximum compensation of the Board of Directors. The compensation of the Board of Directors is determined based on discretionary economic considerations and may be delivered in cash and in the form of options. A description of the Company's compensation principles and amounts for the members of the Board of Directors can be found in the 2023 compensation report.

4.2.	Binding vote on the total remuneration of the members of the Executive Committee for the financial year 2025

The Board of Directors proposes the approval of a maximum total compensation of CHF 4'000'000 (both fixed and variable compensation, including stock options and other benefits, but excluding employer social security contributions) for the members of the Executive Committee for the financial year 2025.

Explanation: Pursuant to article 698 para. 3 al. 4 CO, the General Meeting is responsible for approving the maximum remuneration of the Executive Committee. The compensation of the members of the Executive Committee consists of a fixed remuneration, a potential variable remuneration, and other benefits. A description of the Company's compensation principles and amounts for the members of the Executive Committee can be found in the 2023 compensation report.

4.3.	Consultative vote on the 2023 Compensation Report

The Board of Directors proposes that the General Meeting approves, on a consultative basis, the compensation report for the financial year 2023.

Explanation: Pursuant to article 735 para. 3 al. 4 CO, the Board of Directors submits the compensation report to the General Meeting for a consultative vote.

5.	Elections

5.1.	Re-election of the current members of the Board of Directors

The Board of Directors proposes the re-election of the following members of the Board of Directors for another term of office that will end for all members with the closure of the next Annual General Meeting. The re-elections will be held individually.

a)	Re-election of Dr. Raghuram Selvaraju
b)	Re-election of Ms. Michelle Lock
c)	Re-election of Mr. Peter de Svastich
d)	Re-election of Mr. Gregory Van Beek
e)	Re-election of Mr. Thomas Elzinga

Explanation: Pursuant to article 698 para. 2 al. 2 CO, the General Meeting is responsible for the elections of the members of the Board of Directors. Biographical details on the candidates are provided in the 2023 annual report and on the Company's website at www.relieftherapeutics.com.

5.2.	Re-election of the Chairman of the Board of Directors

The Board of Directors proposes the re-election of Dr. Raghuram Selvaraju as Chairman of the Board of Directors for a term of office that will end with the closure of the next Annual General Meeting.

Explanation: Pursuant to article 698 para. 3 al. 1 CO, the General Meeting is responsible for the above election.

5.3.	Re-election and election of new members of the Nomination and Compensation Committee

The Board of Directors proposes the election of Mr. Peter de Svastich and the re-election of Dr. Raghuram Selvaraju as members of the Nomination and Compensation Committee for a term of office which will end with the closure of the next Annual General Meeting. The elections will be held individually.

Explanation: Pursuant to article 698 para. 3 al. 2 CO, the General Meeting is responsible for the above election. The elections of the members of the Nomination and Compensation Committee are held individually.

5.4.	Re-election of the Independent Voting Rights Representative

The Board of Directors proposes the re-election of Mr. Thomas Hua, esq., partner at gbf Avocats SA, Route de Pré-Bois 20, 1215 Genève Aéroport, Switzerland, as independent proxy holder of the Company for the next term of office, which will end with the closure of the next Annual General Meeting.

Explanation: Pursuant to article 698 para. 3 al. 3 CO, the General Meeting is responsible for the above election. Mr. Thomas Hua fulfills the legal requirements and is available for election.

5.5.	Re-election of the Auditors

The Board of Directors proposes the re-election of the audit company MAZARS SA, Geneva, as statutory auditors of the Company for another term of office, which will end with the closure of the next Annual General Meeting.

Explanation: Pursuant to article 698 para. 2 al. 2 CO, the General Meeting is responsible for the above election. MAZARS SA fulfills the legal requirements and is available for election.

Organizational Notes

This General Meeting will be held by way of a physical meeting of the shareholders at Campus Biotech, chemin des Mines 9, 1202 Geneva, Switzerland.

Entitlement to vote. Those shareholders who are registered in the share register on 13 June 2024, 05:00 p.m. CEST, are entitled to vote. No registration in the share register will be made from that date through the General Meeting date. Shareholders who sell all or part of their shares prior to the General Meeting will no longer be entitled to vote to that extent.

Admission Tickets. Shareholders shall confirm their attendance by returning the enclosed registration form by mail, or by ordering their admission ticket through Investor Portal, no later than 21 June 2024. Admission tickets will be sent by 24 June 2024 to shareholders who registered for the General Meeting.

Proxy Appointment. A shareholder may only be represented at the General Meeting of shareholders by his legal representative, who does not have to be a shareholder, or by means of a written or electronic proxy, or another shareholder with voting rights, or the independent proxy (by way of a written or electronic proxy). All shares held by one shareholder must be represented by only one representative. The Company shall only accept one representative per share.

Independent Proxy. The shareholders may give voting instructions to the independent proxy, Mr. Thomas Hua, esq., partner at gbf Avocats SA, route de Pré-Bois 20, 1215 Genève Aéroport, Switzerland, and exercise certain other shareholder rights through him. This may be done in writing, by mail or electronically. For the electronic instructions to the independent representative, the necessary information and login details can be found in the enclosure. Instructions transmitted electronically should be executed no later than 25 June 2024, 11.59 p.m. CEST.

Web portal "Investor Portal". The Company offers its shareholders the use of the "Investor Portal" shareholder platform to order their admission ticket, appoint a proxy and give voting instructions. Shareholders registered in the Company's share register receive the login codes with the invitation to the General Meeting. If you have questions, please contact Computershare Switzerland Ltd, operator of the online portal, by email at business.support@computershare.ch or by phone at +41 62 205 77 50 (08:00 a.m. to 05:00 p.m. CEST).

Proposals from Shareholders on Agenda Items. Proposals from shareholders on agenda items are only permissible if they are put to the General Meeting by the shareholders themselves or by an individual proxy acting on their behalf. The independent proxy cannot act as an individual proxy in this sense.

Annexes:

Registration form / Proxy with return envelope

Instruction form